Gary S. Regan	gregan@mcguirewoods.com
Direct: 412.667.7949	Direct Fax: 412.667.7957

January 25, 2008

Ryan Rohn

Staff Accountant

United States Securities and Exchange Commission

Washington, DC 20549-7010

RE:	Esmark Incorporated
Form 8-K Item 4.01
Filed January 4, 2008
File #001-33851

Dear Mr. Rohn:

In response to the Staff’s comment letter, dated January 7, 2008 (the “Comment Letter”), to Form 8-K (File No.: 001-33851) filed by our client, Esmark Incorporated, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on January 4, 2008, the Company has revised the Form 8-K pursuant to the Comment Letter and has filed Amendment No. 1 to the Form 8-K with the SEC today. A marked copy showing changes from the Form 8-K filed January 4, 2008 accompanies this Letter.

The Company has also provided a written statement acknowledging certain matters as requested by the Staff in the Comment Letter.

We thank you for your assistance with this matter. Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Gary S. Regan

Gary S. Regan

GSR:ath

Enclosures

ACKNOWLEDGMENT

I, Paul J. Mooney, as the Executive Vice President and Chief Financial Officer of Esmark Incorporated, a Delaware corporation (the “Company”), do hereby acknowledge the following on behalf of the Company in connection with the filing of Amendment No. 1 to the Form 8-K originally filed with the SEC January 4, 2008:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgment this 25th day of January 2008.

ESMARK INCORPORATED

By:	/s/ Paul J. Mooney
	Name: Title:	Paul J. Mooney Executive Vice President and Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 28, 2007

ESMARK INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	001-33851	20-8626148
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1134 Market Street, Wheeling, WV	26003
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (304) 234-2400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

~~Item 1.01. Entry into a Material Definitive Agreement~~

~~Esmark Steel Service Group, Inc. (“ESSG”), a wholly-owned subsidiary of Esmark Incorporated (the “Company”), entered into Amendment No. 2 to Credit Agreement, dated as of December 28, 2007 (the “Second Amendment”), to the Credit Agreement, dated as of April 30, 2007, by and among ESSG and certain of its subsidiaries, as borrowers, the lenders party thereto, JPMorgan Chase Bank, N.A. as administrative agent for such lenders, and the other agents and arrangers party thereto, as previously amended (the “ESSG Credit Agreement”). The Second Amendment provides for, among other things, the extension of the Maturity Date from December 31, 2007 to January 31, 2008. The Second Amendment also modifies the ESSG Credit Agreement (i) to acknowledge and consent to certain payments made in connection with the recent business combination of ESSG and Wheeling-Pittsburgh Corporation and payments made in connection with a proposed transaction by E2 Acquisition Corporation and (ii) to amend the existing availability covenant thereunder to require aggregate availability of not less than $20 million at all times.~~

~~The foregoing description of the terms of the Second Amendment is qualified in its entirety by reference to the agreement, which is filed as Exhibit 10.1 to this report.~~

EXPLANATORY NOTE

This Current Report on Form 8-K/A is being filed by Esmark Incorporated (the “Company”) as Amendment No. 1 to the Company’s Current Report on Form 8-K that was filed with the Securities and Exchange Commission on January 4, 2008 (the “Original Filing”). The Company is filing this Amendment No. 1 to amend the disclosure reported under Item 4.01 of the Original Filing, which is restated below in its entirety. All disclosure provided in this Amendment No. 1 is as of the date of the Original Filing.

Item 4.01. Changes in Registrant’s Certifying Accountant.

~~(b)~~

On November 27, 2007, the Company consummated the business combination (the “Combination”) of Wheeling-Pittsburgh Corporation (“WPC”) and Esmark Steel Services Group, Inc. (f/k/a Esmark Incorporated) (“ESSG”). Grant Thornton LLP (“Grant Thornton”) was the independent auditor for ESSG and its subsidiaries. ESSG is considered the accounting acquirer in the Combination and Grant Thornton was considered the Company’s certifying accountant.

On January 3, 2008, the Company appointed Deloitte & Touche LLP (“Deloitte”) to serve as its independent auditor. The appointment ~~is~~ was effective ~~immediately~~ January 3, 2008 and will commence with the audit of the Company’s 2007 audited financials. The appointment of Deloitte was made after careful consideration by the Board of Directors, its Audit Committee and management, and concludes an extensive evaluation process. ~~Prior to~~ The decision to change auditors was recommended and approved by the Board of Directors of the Company and its Audit Committee.

As a result of the appointment of Deloitte, ~~the Company did not have an independent auditor.~~ Grant Thornton was dismissed as the Company’s principal accountant. For each of the years ended December 31, 2006 and 2005, no report on the financial statements of ESSG issued by Grant Thornton contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2006 and 2005 and the interim period preceding the dismissal of Grant Thornton for ESSG, there were no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Grant Thornton, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

Except as previously reported in the Company’s Registration Statement on Form S-4 (File No. 333-142822), there were no reportable events under Item 304(a)(1)(v) of Regulation S-K that occurred during the years ended December 31, 2006 and 2005 and the interim period preceding the dismissal of Grant Thornton for ESSG. The Audit Committee of WPC (now the Audit Committee of the Company) has discussed the reportable events with Grant Thornton and the Company has authorized Grant Thornton to respond fully to the inquiries of a successor auditor.

The Company provided Grant Thornton with a copy of this Current Report on Form 8-K/A and requested that Grant Thornton furnish a letter addressed to the United States Securities and Exchange Commission stating whether it agreed with the above statements made by the Company. A copy of such letter, dated January 18, is filed as Exhibit 16.1 to this Form 8-K/A, and incorporated herein by reference.

Item ~~9.01~~9.01. Financial Statements and Exhibits

(d)	The following are filed as Exhibits to this Current Report on Form 8-K/A:

~~Exhibit No.~~	~~Description~~

~~10.1~~	~~Amendment No. 2, dated December 28, 2007, to the ESSG Credit Agreement, dated as of November 27, 2007.~~

16.1	Letter from Grant Thornton LLP to the Securities and Exchange Commission, dated January 18, 2008.